Exhibit (a)(16)

CONTACT

Richard D. Katz, M.D.

EVP, Finance and Corporate Development;

Chief Financial Officer

Icagen, Inc.

(919) 941-5206

rkatz@icagen.com

ICAGEN REAFFIRMS RECOMMENDATION TO SHAREHOLDERS TO TENDER SHARES

RESEARCH TRIANGLE PARK, N.C., August 29, 2011. Icagen, Inc. (Nasdaq:ICGN) announced today that it has sent the following letter to stockholders affirming the Board’s recommendation after receiving a letter from Pfizer Inc. (NYSE: PFE) on Friday, August 26, 2011 stating that Pfizer’s best and final offer price is $6.00 per share:

August 29, 2011

Dear Icagen Stockholder:

As you are aware, Pfizer, Inc. is offering to pay you $6 net per share in cash for each share of Icagen common stock that you own. In order to satisfy the minimum condition of Pfizer’s offer, which must be achieved for you to receive your cash payment from the tender offer, it is essential that you tender your shares regardless of the number of shares you own. The tender offer is scheduled to expire at 12:00 midnight at the end of August 31, 2011, New York City time, unless extended.

On Friday, August 26, 2011, Pfizer delivered a letter to your Board of Directors restating that $6.00 was their best and final price. The tender offer is conditioned upon, among other things, at least a majority of Icagen’s outstanding shares on a fully-diluted basis being tendered. The letter we received from Pfizer stated that the $6.00 offer price would not be raised, even if we fail to reach this condition.

IF THE MINIMUM CONDITION OF AT LEAST A MAJORITY OF ICAGEN’S OUTSTANDING SHARES ON A FULLY DILUTED BASIS IS NOT REACHED,

THERE IS NO ASSURANCE THAT PFIZER WILL EVER ENGAGE IN A FUTURE TRANSACTION TO ACQUIRE YOUR SHARES.

Your Board of Directors unanimously recommends that stockholders accept the Pfizer offer and tender their shares in the offer. The $6 offer represents a premium of 150% to the $2.40 closing price of Icagen stock on June 24th, the day before we announced we had entered into negotiations regarding a possible strategic transaction.

If you have any questions regarding the Pfizer offer or need help in tendering your shares, please call either Morrow & Co., LLC at (800) 276-3011, or MacKenzie Partners, Inc. at (800) 322-2885.

On behalf of the directors and management of Icagen, thank you for the support you have given Icagen over the years.

Sincerely,

P. Kay Wagoner, Ph.D.

President and Chief Executive Officer

*** If you have already tendered your Icagen shares, thank you for your support.***

*****

About Icagen

Icagen, Inc. is a biopharmaceutical company based in Research Triangle Park, North Carolina, focused on the discovery, development and commercialization of novel orally-administered small molecule drugs that modulate ion channel targets. Utilizing its proprietary know-how and integrated scientific and drug development capabilities, Icagen has identified multiple drug candidates that modulate ion channels. The Company is conducting research and development activities in a number of disease areas, including epilepsy, pain and inflammation. The Company has two clinical stage programs in epilepsy and pain. To learn more about Icagen, please visit our website at www.icagen.com.

Important Information about the Tender Offer

The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation and recommendation statement filed with the Securities and Exchange Commission (“SEC”). The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any decision to tender securities in the tender offer. Those materials have been made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) are made available at no charge on the SEC’s website at www.sec.gov.

Forward Looking Statements

This press release may contain forward-looking statements that involve a number of risks and uncertainties. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements. Important factors that could cause actual results to differ materially from the expectations described in these forward-looking statements are set forth under the caption “Risk Factors” in Icagen’s most recent Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2011. These risk factors include risks as to uncertainties as to the timing of the transaction; uncertainties as to how many of Icagen’s shareholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction and the fact that the announcement of the transaction may make it more difficult to maintain relationships with employees, and other business partners; the risk of shareholder litigation in connection with the transaction and the related significant costs of defense, indemnification and liability; Icagen’s history of net losses and how long Icagen will be able to operate on its existing capital resources; Icagen’s ability to raise additional funding; general economic and financial market conditions; Icagen’s ability to maintain compliance with Nasdaq’s continued listing requirements; whether Icagen’s product candidates will advance in the clinical trials process; the timing of such clinical trials; whether the results obtained in preliminary studies will be indicative of results obtained in clinical trials; whether the clinical trial results will warrant continued product development; whether and when, if at all, Icagen’s product candidates, including ICA-105665 and Icagen’s other lead compounds for epilepsy and pain, will receive approval from the U.S. Food and Drug Administration or equivalent regulatory agencies, and for which indications, and if such product candidates receive approval, whether such products will be successfully marketed; and Icagen’s dependence on third parties, including manufacturers, suppliers and collaborators. We disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.